October 3, 2019

Aron Govil
Chief Executive Officer
Telidyne, Inc.
112 W 34 St., Ste 18006
New York, NY 10016

       Re: Telidyne, Inc.
           Registration Statement on Form S-1
           Filed September 9, 2019
           File No. 333-233674

Dear Mr. Govil:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 9, 2019

Cover Page

1. Please clarify if you are electing emerging growth company status. The emerging growth company box on the prospectus cover page is not checked, but you refer to yourself as an emerging growth company in a risk factor on page 11. If you are seeking emerging growth status, please also provide additional disclosure clarifying the differences between emerging growth company and smaller reporting company requirements and describe under what circumstances you will no longer be an emerging growth company.
 Aron Govil
FirstNameInc.
Telidyne, LastNameAron Govil
Comapany 2019
October 3, NameTelidyne, Inc.
Page 2
October 3, 2019 Page 2
FirstName LastName
Summary
Our Business, page 6

2. You disclose that your website will consist of a wallet with the capability to hold cryptocurrencies. Please describe the cybersecurity protection features of your software, the types of cryptocurrencies you will allow to be held within your platform, and custody arrangements with users of the website. Highlight here or your business section and in the risk factors section the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.
The success of our business depends..., page 10

3. Your prospectus contains references to the smoke accessory and sports development industries on pages 10 and 13, which do not appear related to your current business model of developing a mobile payment platform. Please advise or revise appropriately.
Description of Securities to Be Registered, page 19

4. Your description of the voting rights of your Series A Preferred Shares includes a formula that grants the holders of Series A Preferred Shares majority voting power for any vote that involves all voting equity shares as a single class. Since there is only one holder of the Series A Preferred Shares, your CEO Mr. Govil will have majority voting power regardless of his common stock holdings. Please revise to clarify Mr. Govil's voting power control as a result of his Series A Preferred Shares in your prospectus cover page, your summary, the risk factor on page 12, and your beneficial ownership table.
Dilution, page 19

5. Revise to disclose the (i) pro forma net tangible per share book value after the offering;
         (ii) the increase in net tangible book value per share attributable to new investors; (iii) net tangible book value per share immediately after the primary offering; and (iv) the dilution per share to new investors assuming 25%, 50%, 75% or 100% of shares are sold in the primary offering. Refer to Item 506 of Regulation S-K. In addition, revise to note the historical net tangible book deficit per share of common stock was calculated based on
         July 31, 2019 information as opposed to May 31, 2019 as disclosed.


Our Business
Recent Developments, page 23

6. You reference as part of your restructuring that you are the successor to Telidyne, Inc., the Nevada Company, under Rule 12g-3 and will be deemed registered under Section
         12(b) of the Exchange Act. We note that your predecessor, TEC Technology, Inc., filed a
         Form 15 deregistering your common stock from registration under
Section 12(g) of the
         Exchange Act. Accordingly, you are a not a successor registrant under Rule 12g-3 nor do
 Aron Govil
FirstNameInc.
Telidyne, LastNameAron Govil
Comapany 2019
October 3, NameTelidyne, Inc.
Page 3
October 3, 2019 Page 3
FirstName LastName
         you currently have a class of securities registered under Sections 12(b) or 12(g) of the
         Exchange Act. Please revise accordingly. We note that you have similar disclosure in your financial statement footnotes.
Overview, page 23

7. Please expand the discussion of your corporate history, including your past history as TEC
         Technology, Inc. and deregistration in 2012. Your discussion should include how your current management, CEO Mr. Govil, acquired his interests in TEC Technology, Inc. and describe any change of control transactions. The last Form 10-K filed by your predecessor TEC Technology, Inc., indicated that you were a Chinese-based transmission tower manufacturer that was majority owned by your former CEO Chun Lu. Further, please revise page 37 to include all sales of unregistered securities for the past three full fiscal years, as required by Item 701 of Regulation S-K.
8. Please expand your description of your Telibit application, describing its current functions and development status. It is not clear if the application is currently available for download by users, the amount of users that have downloaded the application and the number of active users. Please expand your plan of operation disclosures to clarify your specific business plans and describe any milestones and the funds necessary to achieve such milestones.
Management's Discussion of Financial Condition and Results of Operations Liquidity and Capital Resources, page 31

9. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC
         501.03(a) and Section IV of SEC Interpretive Release 33-8350. Directors, Executive Officers, Promoters and Control Persons, page 32

10. Please describe the business experience of each of your executive officers during the past five years in more detail. For example, please identify their employers or business affiliations, including the name of such entities. Further, please clarify the percentage of time each member of management will devote to your operations. Executive Compensation, page 33

11. Please revise your summary compensation table to include the value of Mr. Govil's
         1,000,000 Series A Preferred shares issued on January 24, 2019, calculated in accordance with ASC 718. Please refer to Item 402(n)(2)(v) of Regulation S-K. Security Ownership of Certain Beneficial Owners and Management, page 34

12. Please disclose the natural person(s) that hold investment and/or voting power over the shares beneficially owned by your principal stockholders Savivar Assets Holdings, Inc.
         and Allied Combustion Systems & Construction.
 Aron Govil
Telidyne, Inc.
October 3, 2019
Page 4
Balance Sheet, page F-2

13. Revise the number of authorized shares of common and preferred stock to be consistent with the information included in the certificate of incorporation filed as Exhibit 3.1.
      Please make similar changes throughout the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Melissa
Kindelan, Senior Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor, at (202) 551-6711 or Edwin Kim, Attorney-Advisor, at (202) 3297 with any other questions.



FirstName LastNameAron Govil                               Sincerely,
Comapany NameTelidyne, Inc.                                Division of
Corporation Finance
October 3, 2019 Page 4
cc:       Scott Doney, Esq.
FirstName LastName